Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,
	2008	2009	2010	2011	2012
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$328,023	$224,705	$307,219	$408,669	$435,331
Add: Fixed charges	57,792	74,750	97,991	110,946	120,321
Amortization of interest capitalized	641	715	729	739	755
Distributed income of equity investees	5,200	4,558	4,853	5,598	7,793
Less: Interest capitalized	(4,803)	(3,510)	(2,943)	(3,174)	(6,195)
Total earnings	$386,853	$301,218	$407,849	$522,778	$558,005

FIXED CHARGES:
Interest expense	$51,961	$69,847	$93,436	$105,695	$111,786
Interest capitalized	4,803	3,510	2,943	3,174	6,195
Debt amortization expense	767	1,112	1,401	1,831	2,087
Rent expense representative of interest factor	261	281	211	246	253
Total fixed charges	$57,792	$74,750	$97,991	$110,946	$120,321
Ratio of earnings to fixed charges	6.7	4.0	4.2	4.7	4.6

*    Excludes income from equity investments.